Exhibit 99 contains the press release as issued on July 13, 1999.

FOR IMMEDIATE RELEASE

                              Contact: Don TenBarge
                            Brill Media Company, LLC
                                  812-423-6200

                                William W. Galvin
                             The Galvin Partnership
                                  212-838-5454

                            Brill Media Company, LLC
                   Reports Fiscal First Quarter 2000 Results:
                     Revenues Up 6%, Media Cashflow Down 1%

Evansville, IN, July 13, 1999 - Brill Media Company, LLC and Brill Media Management, Inc., (together referred to as the "Company"), operator of radio stations, newspapers and related businesses in middle markets, today reported increased revenue and a small decrease in media cash flow for the fiscal first quarter ended May 31, 1999. Revenues increased 6% to $11.1 million from $10.6 million while media cashflow declined 1% to $3.8 million compared with $3.9 million for the same quarter last year. Disregarding the Company's lower income from temporary cash investments, media cashflow would have increased approximately 5% in the period on the same operations.

Revenues from newspaper operations were up 6% compared with the same quarter last year with media cashflow down approximately 14%. This decrease is a direct result of fiscal year 1998 and 1999 acquisition activity that reduced temporary cash investment income (which is a component of media cash flow) and has required continued investment of managerial and financial resources. Radio station revenues, excluding revenues from the Missouri stations which are being sold, were up 5% with media cashflow up 10%.

The Company had a net loss of $1.7 million for the latest quarter compared with a $1.2 million loss for the same quarter last year. The increased loss is non-cash in this period and reflects primarily the cost of financing arrangements entered into in fiscal 1998, the loss on sale of real estate facilities of a radio station being relocated and the adoption of AcSEC Statement of Position 98-5 requiring the write off of previously capitalized start-up costs.

Alan R. Brill, President and Chief Executive Officer, said, "In comparing the performance of the same properties this quarter with the first quarter last year, radio station revenues (net of the Missouri stations) increased approximately 5%, producing an 11% increase in media cashflow disregarding the effect of cash investment income. This growth in the bottom line is a direct result of our focus on increasing rate integrity and controlling spending. In our newspaper operations, comparing the same properties quarter-to-quarter and disregarding the change in temporary cash investment income, the media cash flow in the latest period would have been down 3% on flat revenues. We still face the challenge of bringing the fiscal 1998 and 1999 newspaper acquisitions up to our traditional levels of profitability. Revenues which were soft as we started into the first quarter have strengthened significantly and we see improving bottom line results.

"We believe that our long-term strategy is sound as we continue to invest time, effort and financial resources developing and positioning the Company in its markets for the future while balancing our sales growth expectations in the short term. By holding to our course, we will build on a solid basis the revenues and margins by which we will attain the media cash flow that we expect. Relocation of many of our facilities which has been on-going will continue, perhaps into the third quarter. And we are always looking for quality acquisitions," Mr. Brill concluded.

As permitted by the indenture under which the Company's Senior Notes and Appreciation Notes were issued, on June 15, 1999 the Company redeemed the Appreciation Notes for the aggregate sum of $3.0 million.

Brill Media is a diversified media enterprise that currently owns or operates fifteen radio stations in five markets and 29 publications in a large Michigan marketplace. All of the capital stock of the Company is owned by the President, Alan R. Brill.

                                - Table Follows -

                          BRILL MEDIA MANAGEMENT, INC.

                         HISTORICAL FINANCIAL HIGHLIGHTS
                             (Dollars in Thousands)

                            Three Months Ended May 31

                        Fiscal 2000       Fiscal 1999      % Change

Revenues                   11,190            10,605           5.5
Media Cashflow              3,806             3,854          (1.3)
EBITDA                      2,513             2,446           2.7
Operating Income            1,773             1,766           0.4
Net Income                 (1,654)           (1,219)

The term Media Cashflow represents EBITDA plus incentive plan expense, management fees, time brokerage fees paid, acquisition related consulting expense, income from temporary cash investments and interest income from loans made by the Company to managed affiliates. As used above Media Cashflow and EBITDA include the results of unrestricted subsidiaries and therefore differ from the same terms as defined in the Indenture for the Company's Senior Notes.

The matters discussed in this press release include forward-looking statements. In addition, when used in this press release, the words "intends to," "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including the impact of changes in national and regional economies, successful integration of acquired radio stations and newspapers (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, volatility in programming costs, the availability of suitable acquisitions on acceptable terms and the risk factors set forth in the Company's Registration Statement filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements that may be made to reflect any future events or circumstances.